Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Rockwell Medical, Inc. and Subsidiaries on Form S-3, of our report dated March 31, 2021, with respect to our audits of the consolidated financial statements of Rockwell Medical, Inc. and Subsidiaries as of December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020 appearing in the Annual Report on Form 10-K of Rockwell Medical, Inc. and Subsidiaries for the year ended December 31, 2020. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum llp

Marcum llp

Chicago, IL

September 30, 2021